GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California 95742
February 28, 2006
VIA ELECTRONIC FILING
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Preliminary Proxy Statement of GenCorp Inc.
Ladies and Gentlemen:
     GenCorp Inc., an Ohio corporation (“GenCorp”), is filing its proxy materials for its 2006 annual meeting of shareholders in preliminary form only because GenCorp has commented on or referred to a solicitation in opposition filed by Pirate Capital LLC.
     It is currently intended that copies of the definitive proxy materials will be mailed to shareholders of GenCorp on March 9, 2006.
     If you have any questions or comments, please do not hesitate to contact the undersigned at (916) 351-8652 or our outside counsel, Christopher Hewitt of Jones Day, at (216) 586-7254.

Very truly yours,
/s/ Mark A. Whitney

Mark A. Whitney Deputy General Counsel and Assistant Secretary

cc:	Christopher J. Hewitt
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 444114